SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                     Sapiens International Corporation N.V.
                                (Name of issuer)

                    Common Stock par value 1.00 Dutch Guilder
                         (title of class of securities)

                                  N7716A 10 2
                                 (CUSIP number)

                             Steven B. King, Esquire
                     Mesirov Gelman Jaffe Cramer & Jamieson
                               1735 Market Street
                             Philadelphia, PA 19103
                                  215-994-1037
            (Name, address and telephone number of persons authorized
                     to receive notices and communications)

                                 April 10, 1997
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO.  N7716A 10 2                           13D                PAGE 2 OF 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Sapiens Securities Litigation Settlement Fund


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)   [   ]
     (b)   [ X ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     SC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
     [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                         7    SOLE VOTING POWER
                              726,748
NUMBER OF SHARES
BENEFICIALLY OWNED       8    SHARED VOTING POWER
BY EACH REPORTING             0
PERSON WITH
                         9    SOLE DISPOSITIVE POWER
                              726,748

                         10   SHARED DISPOSITIVE POWER
                              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     726,748

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.3 %

14   TYPE OF REPORTING PERSON                              00


                                       (2)

Item 5.   Interest in Securities of the Issuer

          (a) The  Settlement  Fund is the  beneficial  owner  of the  following
Shares:

Number of Shares         Percent of Class*         Description

  134,155                     1.0%             Shares Beneficialy Owned
                                               as of April 10, 1997

  592,593                     4.3%             Shares Obtainable on
  -------                                      Conversion of Preferred
                                               Stock at any time at
                                               option of Settlement Fund

  726,748                     5.3%
=========                   =====

* Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended.

          (c) The following transactions in the Shares were effected by the Shareholder during the past 60 days:


Trade Date      Nature of Transaction     Price Per Share      Number of Shares

3/25/97                Sale                   $3.8541               15,000

3/26/97                Sale                   $3.8750               14,900

3/27/97                Sale                   $3.9240               42,117

3/31/97                Sale                   $3.75                 29,000

4/10/97                Sale                   $3.25                453,000
                                                                   -------

                                                                   554,017
                                                                   =======


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   SAPIENS SECURITIES LITIGATION SETTLEMENT FUND


Dated: April 14, 1997              By: /s/ Todd S. Collins
                                       Todd S. Collins, Esquire, Counsel


                                       (3)